1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/05/27:	Announcement of the expiration of the term for the Company's Compensation Committee

99.02	Announcement on 2022/05/27:	Announcement of members of the Company's Audit Committee

99.03	Announcement on 2022/05/27:	Announcement of the resolution of the Company's Annual General Meeting to release non-competition restrictions on the directors

99.04	Announcement on 2022/05/27:	The election of the Company’s 10th term of directors at 2022 Annual General Meeting

99.05	Announcement on 2022/05/27:	Major resolutions of 2022 Annual General Meeting

99.06	Announcement on 2022/05/27:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.07	Announcement on 2022/05/30:	Board of Directors Approves Donation to Related Parties

99.08	Announcement on 2022/05/30:	Announcement of the Company's elected Compensation Committee members

99.09	Announcement on 2022/05/30:	The board of directors appointed the chairman as CEO

99.10	Announcement on 2022/05/30:	Appointment of the President

99.11	Announcement on 2022/05/30:	Election of Chairman

99.12	Announcement on 2022/05/30:	Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Ericsson Taiwan Ltd.

99.13	Announcement on 2022/05/31:	To announce the record date for dividend distribution

99.14	Announcement on 2022/06/10:	Chunghwa Telecom announces its operating results for May 2022

99.15	Announcement on 2022/06/10:	May 2022 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Announcement of the expiration of the term for the Company's Compensation Committee

Date of events: 2022/05/27

Contents:

1.	Date of occurrence of the change: 2022/05/27

2.	Name of the functional committees: The Compensation Committee

3.	Name of the previous position holder:

Independent Director: JenRan Chen

Independent Director: Lo-Yu Yen

Independent Director: Yu-Fen Lin

4.	Resume of the previous position holder:

JenRan Chen：Executive Board Director, Pixnet Digital Media Technology Co., Ltd.

Lo-Yu Yen：Chairman, Entrepreneurs Co-Creation Platform

Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

5.	Name of the new position holder: N/A

6.	Resume of the new position holder: N/A

7.	Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8.	Reason for the change: To discharge the commission of Independent Directors, due to term expired.

9.	Original term (from __________ to __________): from 2019/06/24 to 2022/06/20

10.	Effective date of the new member: N/A

11.	Any other matters that need to be specified: None

EXHIBIT 99.02

Announcement of members of the Company's Audit Committee

Date of events: 2022/05/27

Contents:

1.	Date of occurrence of the change: 2022/05/27

2.	Name of the functional committees: Audit Committee

3.	Name of the previous position holder:

Lo-Yu Yen, JenRan Chen, Yu-Fen Lin, Chung-Chin Lu, Yi- Chin Tu

4.	Resume of the previous position holder:

Lo-Yu Yen：Chairman, Entrepreneurs Co-Creation Platform

JenRan Chen：Executive Board Director, Pixnet Digital Media Technology Co., Ltd.

Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

Chung-Chin Lu：Professor, Department of Electrical Engineering, National Tsing Hua University

Yi- Chin Tu: Founder, Taiwan AI Labs & Foundation

5.	Name of the new position holder:

Yu-Fen Lin, Chung-Chin Lu, Yi- Chin Tu, Chia-Chung Chen, Su-Ming Lin

6.	Resume of the new position holder:

Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

Chung-Chin Lu：Professor, Department of Electrical Engineering, National Tsing Hua University

Yi-Chin Tu：Founder, Taiwan AI Labs & Foundation

Chia-Chung Chen: Director, Mega Financial Holding Co., Ltd.

Su-Ming Lin: Professor, Department of Accounting, College of Management, National Taiwan University

7.	Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8.	Reason for the change: Term expired and re-election

9.	Original term (from __________ to __________): from 2019/06/21 to 2022/06/20

10.	Effective date of the new member: 2022/05/27

11.	Any other matters that need to be specified: The five newly elected independent directors have been appointed to the Audit Committee.

EXHIBIT 99.03

Announcement of the resolution of the Company's Annual General Meeting to release non-competition restrictions on the directors

Date of events: 2022/05/27

Contents:

1.	Date of the shareholders meeting resolution: 2022/05/27

2.	Name and title of the director with permission to engage in competitive conduct:

Director: Chi-Mau Sheih

Director: Shui-Yi Kuo

Director: Shin-Yi Chang

Director: Sin-Horng Chen

Independent Director: Yu-Fen Lin

Independent Director: Chia-Chung Chen

Independent Director: Su-Ming Lin

3.	Items of competitive conduct in which the director is permitted to engage:

Chi-Mau Sheih: Director, Industrial Technology Research Institute

Shui-Yi Kuo, Director, Cornerstone Ventures Co., Ltd.

Shin-Yi Chang, Supervisor, Taiwan International Ports Corporation Ltd.

Sin-Horng Chen, Independent Director, Chinesegamer International Corp.

Yu-Fen Lin, Independent Director, SINBON Electronics Co., Ltd.

Chia-Chung Chen, Independent Director, Dimerco Data System Corporation

Su-Ming Lin, Independent Director, Taiwan Fertilizer Co., Ltd.

4.	Period of permission to engage in the competitive conduct:

During the term of being a director and an independent director of the Company

5.	Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act):

The proposal has been approved by the majority of the shareholders present who represent two-thirds or more of the total number of its outstanding shares

6.

If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): N/A

7.	Company name of the mainland China area enterprise and the director's position in the enterprise: N/A

8.	Address of the mainland China area enterprise: N/A

9.	Operations of the mainland China area enterprise: N/A

10.	Impact on the company's finance and business: None

11.	If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A

12.	Any other matters that need to be specified: None

EXHIBIT 99.04

The election of the Company’s 10th term of directors at 2022 Annual General Meeting

Date of events: 2022/05/27

Contents:

1.	Date of occurrence of the change: 2022/05/27

2.

Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): institutional directors and independent directors

3.	Title and name of the previous position holder:

(1)、Representative of the Ministry of Transportation and Communications (MOTC): Chi-Mau Sheih

(2)、Representative of the Ministry of Transportation and Communications (MOTC): Shui-Yi Kuo

(3)、Representative of the Ministry of Transportation and Communications (MOTC): Shin-Yi Chang

(4)、Representative of the Ministry of Transportation and Communications (MOTC): Lien-Chuan Lee

(5)、Representative of the Ministry of Transportation and Communications (MOTC): Sin-Horng Chen

(6)、Representative of the Ministry of Transportation and Communications (MOTC): Yu-Lin Huang

(7)、Representative of the Ministry of Transportation and Communications (MOTC): Hung-Yi Hsiao

(8)、Representative of the Ministry of Transportation and Communications (MOTC): Shih-Hung Tseng

(9)、Independent Director: Lo-Yu Yen

(10)、Independent Director: JenRan Chen

(11)、Independent Director: Yu-Fen Lin

(12)、Independent Director: Chung-Chin Lu

(13)、Independent Director: Yi- Chin Tu

4.	Resume of the previous position holder:

(1)、Chi-Mau Sheih：Chairman & CEO, Chunghwa Telecom Co., Ltd.

(2)、Shui-Yi Kuo：President, Chunghwa Telecom Co., Ltd.

(3)、Shin-Yi Chang：Director, Accounting Department, MOTC

(4)、Lien-Chuan Lee：Vice Minister, Ministry of Culture (MOC)

(5)、Sin-Horng Chen：Chair Professor, Department of Electrical Engineering, National Yang Ming Chiao Tung University

(6)、Yu-Lin Huang：President, Taiwan Foundation for Democracy

(7)、Hung-Yi Hsiao：Professor, Department of Law, School of Law, Soochow University, Taiwan/ Dean of Office, International & Cross-Strait Academic Exchange, Soochow University, Taiwan

(8)、Shih-Hung Tseng：Labor director, Chunghwa Telecom Co., Ltd.

(9)、Lo-Yu Yen：Chairman, Entrepreneurs Co-Creation Platform

(10)、JenRan Chen：Executive Board Director, Pixnet Digital Media Technology Co., Ltd.

(11)、Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

(12)、Chung-Chin Lu：Professor, Department of Electrical Engineering, National Tsing Hua University

(13)、Yi- Chin Tu: Founder, Taiwan AI Labs & Foundation

5.	Title and name of the new position holder:

(1)、Representative of the Ministry of Transportation and Communications (MOTC): Chi-Mau Sheih

(2)、Representative of the Ministry of Transportation and Communications (MOTC): Shui-Yi Kuo

(3)、Representative of the Ministry of Transportation and Communications (MOTC): Hsiang-Ling Hu

(4)、Representative of the Ministry of Transportation and Communications (MOTC): Shin-Yi Chang

(5)、Representative of the Ministry of Transportation and Communications (MOTC): Sin-Horng Chen

(6)、Representative of the Ministry of Transportation and Communications (MOTC): Ching-Hwi Lee

(7)、Representative of the Ministry of Transportation and Communications (MOTC): Shiu-Chuan Tsai

(8)、Representative of the Ministry of Transportation and Communications (MOTC): Shih-Hung Tseng

(9)、Independent Director: Yu-Fen Lin

(10)、Independent Director: Chung-Chin Lu

(11)、Independent Director: Yi-Chin Tu

(12)、Independent Director: Chia-Chung Chen

(13)、Independent Director: Su-Ming Lin

6.	Resume of the new position holder:

(1)、Chi-Mau Sheih：CEO, Chunghwa Telecom Co., Ltd.

(2)、Shui-Yi Kuo：President, Chunghwa Telecom Co., Ltd.

(3)、Hsiang-Ling Hu：Political Deputy Minister, MOTC

(4)、Shin-Yi Chang：Director, Accounting Department, MOTC

(5)、Sin-Horng Chen：Professor, Department of Electrical Engineering, National Yang Ming Chiao Tung University

(6)、Ching-Hwi Lee：Deputy Minister, Ministry of Culture (MOC)

(7)、Shiu-Chuan Tsai：Chairperson & Professor, Department of Political Science, Soochow University, Taiwan

(8)、Shih-Hung Tseng：Labor director, Chunghwa Telecom Co., Ltd.

(9)、Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

(10)、Chung-Chin Lu：Professor, Department of Electrical Engineering, National Tsing Hua University

(11)、Yi-Chin Tu：Founder, Taiwan AI Labs & Foundation

(12)、Chia-Chung Chen: Director, Mega Financial Holding Co., Ltd.

(13)、Su-Ming Lin: Professor, Department of Accounting, College of Management, National Taiwan University

7.	Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

8.	Reason for the change: Term expired and re-election

9.	Number of shares held by the new position holder when elected: 2,737,718,976 shares held by MOTC

10.	Original term (from __________ to __________): from 2019/06/21 to 2022/06/20

11.	Effective date of the new appointment: 2022/05/27

12.	Turnover rate of directors of the same term: NA for re-election

13.	Turnover rate of independent directors of the same term: NA for re-election

14.	Turnover rate of supervisors of the same term: NA

15.	Change in one-third or more of directors (Please enter “Yes” or “No”): Yes

16.	Any other matters that need to be specified: None

EXHIBIT 99.05

Major resolutions of 2022 Annual General Meeting

Date of events: 2022/05/27

Contents:

1.	Date of the shareholders meeting: 2022/05/27

2.	Important resolutions (1)Profit distribution/ deficit compensation:

Ratified 2021 earnings distribution proposal with cash dividend NT$4.608 per share. Authorized the Chairman to set a record date of ex-cash dividend for distribution.

3.	Important resolutions (2)Amendments to the corporate charter:

Approved amendments to the Articles of Incorporation of the Company.

4.	Important resolutions (3)Business report and financial statements:

Ratified 2021 business report and financial statements.

5.	Important resolutions (4)Elections for board of directors and supervisors:

The election of the Company's 10th term directors, 13 directors in total, including 5 independent directors.

Directors:

Chi-Mau Sheih, Representative of MOTC

Shui-Yi Kuo, Representative of MOTC

Shin-Yi Chang, Representative of MOTC

Sin-Horng Chen, Representative of MOTC

Ching-Hwi Lee, Representative of MOTC

Hsiang-Ling Hu, Representative of MOTC

Shiu-Chuan Tsai, Representative of MOTC

Shih-Hung Tseng, Representative of MOTC

Independent Directors:

Yu-Fen Lin, Chung-Chin Lu, Yi- Chin Tu, Chia-Chung Chen, Su-Ming Lin

6.	Important resolutions (5)Any other proposals:

(1) Approved amendments to the Procedures for Acquisition or Disposal of Assets.

(2) Approved amendments to the Ordinance of Shareholders Meetings of the Company.

(3) Approved release of non-competition restrictions on the 10th term directors.

7.	Any other matters that need to be specified: None

EXHIBIT 99.06

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2022/05/27

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 6F, telecom building, No. 1*, Qixian 1st Rd., Xinxing Dist., Kaohsiung City, Taiwan

2.	Date of occurrence of the event: 2022/05/27

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 24.1 pings

Unit price: average NT$727 per ping per month

Total transaction amount: NT$210,240

Right-of-use asset: NT$198,409

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: one year

Restrictive covenants in the contract and other important terms and conditions: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/07/29

25.	Date of ratification by supervisors or approval by the audit committee: 2022/07/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2022/07/29).

EXHIBIT 99.07

Board of Directors Approves Donation to Related Parties

Date of events: 2022/05/30

Contents:

1.	Date of occurrence of the event: 2022/05/30

2.	Reason for the donation: Donate academic rewards

3.	Total amount of the donation:

Donating the public academic institutions NT$1.5 million.

4.	Counterparty to the donation: National Taiwan University

5.	Relationship with the Company: Government-related entities

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.08

Announcement of the Company's elected Compensation Committee members

Date of events: 2022/05/30

Contents:

1.	Date of occurrence of the change: 2022/05/30

2.	Name of the functional committees: The Compensation Committee

3.	Name of the previous position holder:

Independent Director: JenRan Chen

Independent Director: Lo-Yu Yen

Independent Director: Yu-Fen Lin

4.	Resume of the previous position holder:

JenRan Chen：Executive Board Director, Pixnet Digital Media Technology Co., Ltd.

Lo-Yu Yen：Chairman, Entrepreneurs Co-Creation Platform

Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

5.	Name of the new position holder:

Independent Director: Yu-Fen Lin

Independent Director: Chia-Chung Chen

Independent Director: Su-Ming Lin

6.	Resume of the new position holder:

Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law

Chia-Chung Chen: Director, Mega Financial Holding Co., Ltd.

Su-Ming Lin: Professor, Department of Accounting, College of Management, National Taiwan University

7.	Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): new appointment

8.	Reason for the change: Re-election due to term expired.

9.	Original term (from __________ to __________): from 2019/06/24 to 2022/06/20

10.	Effective date of the new member: 2022/05/30

11.	Any other matters that need to be specified: None

EXHIBIT 99.09

The board of directors appointed the chairman as CEO

Date of events: 2022/05/30

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) ,financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel

2.	Date of occurrence of the change: 2022/05/30

3.	Name, title, and resume of the previous position holder:

Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd., Master’s degree in Business Administration from National Taiwan University.

4.	Name, title, and resume of the new position holder:

Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd., Master’s degree in Business Administration from National Taiwan University.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): new replacement

6.	Reason for the change: Resolution of the 10th term of board

7.	Effective date: 2022/05/30

8.	Any other matters that need to be specified: None

EXHIBIT 99.10

Appointment of the President

Date of events: 2022/05/30

Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2022/05/30

2.	Position (Please enter chairperson or president/general manager): president

3.	Name of the previous position holder: Shui-Yi Kuo

4.	Resume of the previous position holder:

President of Chunghwa Telecom Co., Ltd.

Master’s degree in Accounting from National Chengchi University

5.	Name of the new position holder: Shui-Yi Kuo

6.	Resume of the new position holder:

President of Chunghwa Telecom Co., Ltd.

Master’s degree in Accounting from National Chengchi University

7.	Circumstances of change (Please enter ”resignation”, ”dismissal”, ”term expired” , ”job relocation”, ”severance”, ”retirement”, ”death” or ”new appointment”): term expired

8.	Reason for the change: Resolution of the 10th term of board.

9.	Effective date of the new appointment: 2022/05/30

10.	Any other matters that need to be specified: None

EXHIBIT 99.11

Election of Chairman

Date of events: 2022/05/30

Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2022/05/30

2.	Position (Please enter chairperson or president/general manager): chairperson

3.	Name of the previous position holder: Chi-Mau Sheih

4.	Resume of the previous position holder:

Chairman of Chunghwa Telecom Co., Ltd.

Master’s degree in Business Administration from National Taiwan University

5.	Name of the new position holder: Chi-Mau Sheih

6.	Resume of the new position holder:

Chairman of Chunghwa Telecom Co., Ltd.

Master’s degree in Business Administration from National Taiwan University

7.	Circumstances of change (Please enter ”resignation”, ”dismissal”, ”term expired” , ”job relocation”, ”severance”, ”retirement”, ”death” or ”new appointment”): term expired

8.	Reason for the change: Elected by the 10th term of board.

9.	Effective date of the new appointment: 2022/05/30

10.	Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Ericsson Taiwan Ltd.

Date of events: 2022/05/30

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Mobile broadband construction project

2.	Date of occurrence of the event: 2022/03/15~2022/05/30

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Mobile broadband construction project, totaling NT$ 1.35 billion.

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Ericsson Taiwan Ltd.

Relationship with the company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: According to the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Mobile broadband construction project

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: NA

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.13

To announce the record date for dividend distribution

Date of events: 2022/05/31

Contents:

1.	Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2022/05/31

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.608 per share.

4.	Ex-rights (ex-dividend) trading date: 2022/06/30

5.	Last date before book closure: 2022/07/02

6.	Book closure starting date: 2022/07/03

7.	Book closure ending date: 2022/07/07

8.	Ex-rights (ex-dividend) record date: 2022/07/07

9.	Any other matters that need to be specified: Cash dividend is expected to be distributed on August 5, 2022.

EXHIBIT 99.14

Chunghwa Telecom announces its operating results for May 2022

Date of events: 2022/06/10

Contents:

1.	Date of occurrence of the event: 2022/6/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

6.	Chunghwa Telecom announced its unaudited operating results on a consolidated basis for May 2022:

The Company’s revenue was approximately NT$17.45 billion, income from operation was approximately NT$3.98 billion, net income attributable to stockholders of the parent was approximately NT$3.16 billion, EBITDA was approximately NT$7.25 billion and earnings per share was NT$0.41 for May 2022.

The Company’s revenue was approximately NT$86.34 billion, income from operation was approximately NT$19.63 billion, net income attributable to stockholders of the parent was approximately NT$15.34 billion, EBITDA was approximately NT$35.91 billion and earnings per share was NT$1.98 for the five months ended May 31, 2022.

7.	Countermeasures: None

8.	Any other matters that need to be specified: None

EXHIBIT 99.15

Chunghwa Telecom

June 10, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2022.

1) Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
May	Net sales	17,445,703	16,335,973	(+)1,109,730	(+)6.79%
Jan.-May	Net sales	86,342,689	82,777,158	(+)3,565,531	(+)4.31%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,196

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	186,484
	Fair Value	-2,033
	The amount of unrealized gain(loss) recognized this year	4,147

Settled Position	Total amount of contract	335,356
	The amount of realized gain(loss) recognized this year	-5,186

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	412,529
	Fair Value	-5,745
	The amount of unrealized gain(loss) recognized this year	2,541

Settled Position	Total amount of contract	465,439
	The amount of realized gain(loss) recognized this year	-2,915

b Trading purpose : None